Exhibit 99.1

ICON Reports Second Quarter 2017 Results

Highlights

  Record net business wins of $563 million; net book to bill of 1.31. Backlog of business grew 10% year on year to $4.44 billion.
  Net revenue increased 5.0% to $431 million compared to the same quarter last year, 6.0% on a constant currency basis.
  Top customer revenue concentration reduced from 28% of revenue in Q2 2016 to 19.9% in Q2 2017.
  Income from operations, before non-recurring charges, increased 10% to 19.9% of revenue compared to the same quarter last year.
  Earnings per share, before non-recurring charges, increased 15% to $1.31 year on year.
  Guidance increased to reflect the acquisition of Mapi Group and revised tax rate for the second half of 2017. Earnings guidance increased from a range of $5.06 - $5.26 to $5.18 - $5.38. Revenue guidance increased from a range of $1.70 - $1.75 billion to $1.74 - $1.77 billion.

DUBLIN--(BUSINESS WIRE)--July 27, 2017--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2017.

Gross business wins in the second quarter were $649 million and cancellations in the quarter were $86 million, resulting in net business wins of $563 million, a net book to bill of 1.31.

In the second quarter net revenue grew 5.0% year on year to $431.0 million from $410.6 million in the same quarter last year. This represented 6.0% constant currency growth and 2.6% constant dollar organic growth year on year. Revenue outside of ICON's top customer grew 17% year over year.

Income from operations, before non-recurring charges, in the quarter increased by 9.9% to $85.8 million, or 19.9% of revenue, compared to $78.0 million or 19.0% for the same quarter last year.

The effective tax rate in quarter 2 was 14% and the company now expects the full year 2017 effective tax rate to be 12%.

Net income, before non-recurring charges, in the quarter increased by 10.7% to $71.6 million compared with $64.7 million in the same quarter last year.

Earnings per share, before non-recurring charges, increased to $1.31 per share on a diluted basis, from $1.14 per share for the same quarter last year, an increase of 14.9%.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 53 days at June 30, 2017, compared with 47 days at the end of March 31, 2017 and 46 days at the end of June 2016.

Cash generated from operating activities for the quarter was $9.1 million. Capital expenditure for the quarter was $6.9 million. Additionally, as part of ICON’s share buy-back program, $11.7 million was spent on share repurchases in quarter two. As a result, at June 30, 2017, the company had net debt of $34 million, compared to net debt of $30 million at March 31, 2017 and net debt of $97 million at end of June 2016.

During the quarter the company recorded a charge of $7.8 million in relation to restructuring costs. US GAAP income from operations after these items amounted to $78.0 million or 18.1% of revenue. US GAAP net income for the quarter was $64.8 million or $1.19 per diluted share.

CEO Dr. Steve Cutler commented, “During the quarter we delivered a record $563 million of new business, representing a book to bill of 1.31. Supported by a strong trailing twelve month book to bill excluding our top customer of 1.42x, our backlog grew to over $4.4 billion, an increase of 10% year over year. In Quarter 2 revenues grew 5% over the same period in 2016, with our top customer concentration reducing to less than 20% from 28% last year and revenue growth excluding this customer increasing by nearly 17%. In addition, we expanded our market leading service offering in the fast growing late phase market by completing the acquisition of Mapi Group. This acquisition, along with our revised tax rate, means we are increasing both our full year EPS guidance to a range of $5.18 - $5.38 and our revenue guidance to a range of $1.740 billion - $1.770 billion.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its second quarter conference call today, July 27, 2017 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 84 locations in 38 countries and has approximately 12,300 employees. Further information is available at www.iconplc.com.

ICON plc Consolidated Income Statements (Unaudited) (Before restructuring and other items) Three Months ended June 30, 2017 and June 30, 2016 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
Revenue:
Gross revenue	591,781	589,647	1,169,847	1,132,230
Reimbursable expenses	(160,758)	(179,017)	(306,870)	(321,078)

Net revenue	431,023	410,630	862,977	811,152

Costs and expenses:
Direct costs	250,044	237,984	500,503	466,587
Selling, general and administrative expense	80,833	80,168	162,222	160,957
Depreciation and amortization	14,395	14,457	28,843	29,577

Total costs and expenses	345,272	332,609	691,568	657,121

Income from operations	85,751	78,021	171,409	154,031

Net interest expense	(2,600)	(2,839)	(5,224)	(5,720)

Income before provision for income taxes	83,151	75,182	166,185	148,311

Provision for income taxes	(11,550)	(10,525)	(23,175)	(20,690)

Net income	71,601	64,657	143,010	127,621

Net income per Ordinary Share:

Basic	$1.33	$1.17	$2.64	$2.31

Diluted	$1.31	$1.14	$2.60	$2.26

Weighted average number of Ordinary Shares outstanding:

Basic	53,846,544	55,318,923	54,109,800	55,164,971

Diluted	54,530,805	56,580,799	54,923,019	56,427,516

Consolidated Income Statements (Unaudited) (US GAAP) Three Months ended June 30, 2017 and June 30, 2016 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
Revenue:
Gross revenue	591,781	589,647	1,169,847	1,132,230
Reimbursable expenses	(160,758)	(179,017)	(306,870)	(321,078)

Net revenue	431,023	410,630	862,977	811,152

Costs and expenses:
Direct costs	250,044	237,984	500,503	466,587
Selling, general and administrative expense	80,833	80,168	162,222	160,957
Depreciation and amortization	14,395	14,457	28,843	29,577
Restructuring costs	7,753	4,094	7,753	4,094

Total costs and expenses	353,025	336,703	699,321	661,215

Income from operations	77,998	73,927	163,656	149,937

Net interest expense	(2,600)	(2,839)	(5,224)	(5,720)

Income before provision for income taxes	75,398	71,088	158,432	144,217
Provision for income taxes	(10,581)	(10,014)	(22,206)	(20,179)

Net income	64,817	61,074	136,226	124,038

Net income per Ordinary Share:

Basic	$1.20	$1.10	$2.52	$2.25

Diluted	$1.19	$1.08	$2.48	$2.20

Weighted average number of Ordinary Shares outstanding:

Basic	53,846,544	55,318,923	54,109,800	55,164,971

Diluted	54,530,805	56,580,799	54,923,019	56,427,516

ICON plc Summary Balance Sheet Data June 30, 2017 and March 31, 2017 (Dollars, in thousands)

	June 30,	March 31,
	2017	2017
	(Unaudited)	(Unaudited)

Cash and short-term investments	314,918	318,966
Debt	(348,698)	(348,604)
Net (debt)/cash	(33,780)	(29,638)

Accounts receivable	359,899	340,540
Unbilled revenue	249,234	226,152
Payments on account	(261,484)	(266,704)
Total	347,649	299,988

Working Capital	538,473	466,662

Total Assets	1,904,310	1,855,215

Shareholder's Equity	1,029,592	944,509

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
Chief Financial Officer
or
Jonathan Curtain, +1-215-616-3000
Vice President Corporate Finance & Investor Relations
http://www.iconplc.com